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FILE NO. 49046.114943

July 8, 2010

Mellissa Duru, Esq.
Special Counsel, Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-0303

Re:
Response to SEC Comment Letter – Comment No. 1 – July 6, 2010
VillageEDOCS, Inc.,
Schedule 13E-3 filed June 17, 2010
File No. 005-78287
Preliminary Proxy Statement on
Schedule 14A Filed June 17, 2010
File No. 0-31395

Dear Ms. Duru:

Paragraph (d) of Rule 13e3 states that “the issuer or affiliate engaged in a Rule 13e transaction” shall make the necessary filings.  Similarly, paragraph (f) of the Rule relating to dissemination provides that “the issuer or affiliate engaging in the Rule 13e-3 transaction” shall comply with the dissemination requirements”.  Respectfully, we believe that Mr. Williams is not engaging in the issuer’s decision to effectuate a reverse stock split with the effect of deregistering the issuer’s equity securities under Section 12(g) of the Exchange Act.

We have reviewed the relevant citations set forth in the staff’s comment letter.  We have also reviewed relevant provisions of the Manual of Publicly Available Telephone Interpretations as well as source books relating to going private transactions.

We respectfully note that every illustration and example we reviewed set forth in the Interpretative Release, the staff’s Manual of Publicly Available Interpretations and relevant source books indicate that an affiliate is engaging in a Rule 13e transaction in the context of a merger transaction, cash tender, or purchase of the issuer’s equity securities.  This is clearly distinguishable from a going private reverse split.  In fact, in the widely recognized Going Private publication by Borden and Yunis, published by Law Journal Press (2008), after referring to the two illustrations set forth in Question and Answer #5 of the Exchange Act Release #34-17719 (April 13, 1981), cited by the staff, the authors conclude “a going private reserve split could be an example of a Rule 13e-3 transaction in which no affiliate was engaged and where, therefore, the filing would only be by the issuer”. (Copy enclosed)

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
ATTORNEYS AND COUNSELLORS AT LAW

Mellissa Duru, Esq.
July 8, 2010

We note that in Rule 13e-3(a)(3), which defines a Rule 13e-3 transaction, the last phrase of subparagraph (i)(c) states “or a reverse stock split of any class of equity securities of the issuer ….” does not include the concept of an affiliate.  All other clauses, which define a Rule 13e-3 transaction make reference to an affiliate.

From a factual perspective, we point out the following:

•	Mr. Williams was not involved in the issuer’s decision to engage in a going private reverse split transaction.

•
Mr. Williams is not a member of the board of directors nor did he endorse, recommend or otherwise sway any other member of the issuer’s special committee or board of directors into recommending the going private reverse split.

•
The decision to recommend the going private reverse split was solely up to the special committee, which was ratified by the full board.  If the special committee had determined not to engage in the going private reverse split, it would not occur, irrespective of his approximate 41.7% ownership interest in the issuer.

•
There are no transactions being effectuated between Mr. Williams and the issuer.  We respectfully distinguish a consent to a transaction proposed by the issuer, its special committee and its board as opposed to a transaction involving a merger, tender offer or purchase involving an affiliate.

•	No funds of Mr. Williams are being used.

•	He is not treated differently than any other shareholder.

•	His stock ownership position is relatively unchanged due to the deminimous number of shares being cashed out in the reverse split.

•
Mr. Williams’ consent is a personal decision.  It is not a recommendation to other shareholders.  We will delete the language that the issuer believes he will consent again to eliminate the staff’s concern.

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
ATTORNEYS AND COUNSELLORS AT LAW

Mellissa Duru, Esq.
July 8, 2010

Therefore, based upon our review of relevant authority and a critical analysis of the underlying facts, we concluded that Mr. Williams was not engaged in a going private transaction, and accordingly did not include him as an individual which would be subject to the Schedule 13E-3 disclosures.

For all of the foregoing reasons, we respectfully request that the staff reconsider this comment.  In the event the staff does not agree with our analysis, we request that the staff advise us as soon as possible so that we may reconsider our position and file timely amendments to the underlying documents in light of the time pressures and cost restraints facing this issuer.

Very truly yours, JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP

By:	/s/ Michael T. Cronin
Michael T. Cronin

MTC/ej/532322
Attachment